

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2022

Brent Reynolds
Chief Executive Officer
NRI Real Token Inc.
1340 South Dixie Highway, Suite 612
Coral Gables, Florida 33146

> **Re: NRI Real Token Inc.**
> **Registration Statement on Form 10**
> **Filed February 14, 2022**
> **File No. 000-56395**

Dear Mr. Reynolds:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10

General

1. Please tell us why it is not misleading to include "Token" in your name given that you are a real estate investment trust that owns, develops and manages mixed-use residential and hospitality developments and do not intend to offer crypto asset related services or products.

2. Please disclose any differences in rights of holders of shares of common stock and holders of Security Tokens, and tell us how the Security Tokens should be characterized. In this regard, we note that you describe the Security Tokens as the digital token form of certificated shares, as representations of shares of common stock and, in your bylaws filed as Exhibit 3.3, as "uncertificated." In addition, please provide an analysis why the Security Tokens are not a separate security from the underlying shares of common stock.

3. Throughout the filing you refer to "listing" the Security Tokens on an ATS. Please clarify that securities are not listed on ATSs but are made available to trade on ATSs.

Ownership Structure, page 3

4. It is unclear to what extent you currently hold limited partnership interests in the Operating Partnership. Please revise the diagram to clarify the percentage of limited partnership interests held. Also, revise to reflect the general partnership interest held by you. We may have further comment.

Business
Our Investment Strategy, page 4

5. You state on page 4 that you believe growth occurs in locations and markets with "multiple stabilized demand generators, areas with high competitive barriers and/or markets that have analytical data that demonstrate stabilized growth." Please expand your disclosure to explain these terms in greater detail, including the term "stabilized demand generators," and provide examples of what you consider to be high competitive barriers and the type of data you rely on to assess stabilized growth.

Investment Company Act Limitations, page 5

6. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please ensure that the disclosure in the Form 10 is consistent with your supplemental analysis. Please note that we will refer your response to the Division of Investment Management for further review. Your analysis should address among other things the extent to which the Sponsor General Partner will have the primary authority to manage and conduct the business of the Operating Partnership.

Risk Factors, page 6

7. Please add a risk factor describing the risk of market price manipulation of your securities on the ATSs.

Risks Related to our common stock and the Security Tokens
The further development and acceptance of distributed ledger networks, page 17

8. Please briefly describe how the adoption, government regulation, and the popularity and acceptance of BTC will impact the acceptance of the Security Tokens.

Changes in international, federal, state, or local laws may impact the value of the Security Tokens, page 18

9. We note your disclosure here that changes in international laws may impact the value of

the Security Tokens or your ability to develop the Security Tokens and your disclosure in the first full risk factor on page 21 that the Security Tokens may be subject to non-U.S. regulations. Please disclose how you will ensure that you do not issue the Security Tokens to holders in jurisdictions in which the issuance would violate that jurisdiction's laws and describe your policies for determining that the issuance may violate a jurisdiction's laws.

Loss of private key(s), custodial error or investor error may cause the loss of Security Tokens, page 19

10. Please clarify what you mean by a "certificated digital asset" and discuss under what "certain" circumstances the Transfer Agent will be required to "revert from your certificated digital shares back to the Transfer Agent's own book entry."

Federal Income Tax Risks
The tax consequences of owning the Security Tokens is uncertain, page 21

11. Please briefly explain how the election to convert OP Units into Security Tokens may result in the referenced adverse tax consequences and the extent to which these consequences differ from converting OP Units into your common stock.

Results of Operations, page 29

12. Please expand your results of operations discussion to address your ADR, Occupancy and RevPar metrics for applicable periods for your hotel property. Also, address the occupancy rates and lease expiration terms for your leased property including apartments and retail. With respect to your commercial and retail properties, please include a schedule of lease expirations.

Directors and Executive Officers, page 34

13. Please tell us why you have not provided disclosure regarding a principal financial officer and a principal accounting officer. If you do not currently have such officers please add risk factor disclosure.

NRI's Board of Advisors, page 35

14. Please explain the role, powers and duties of the Board of Advisors referenced in this section.

Advisory Agreement, page 36

15. Please quantify the asset management, accounting and other administrative services fee. Also, quantify the fees payable under the management agreements.

EXECUTIVE COMPENSATION., page 36

16.   Please provide the disclosure required by Item 402(r) of Regulation S-K relating to director compensation or advise us why you have not provided such disclosure.

Special GP Interest, page 52

17.   Please explain clearly the circumstances where OP holders may be deemed to have received distributions where there is no actual liquidation or sale of assets or similar transaction, as referenced in this section.

Description of Registrant's Securities to Be Registered
Description of the Security Tokens, page 53

18.   Please disclose whether you have or will issue Security Tokens to existing holders of your common stock. We note your disclosure on page 34 that, as of January 31, 2022, 1,040 shares of your common stock were issued and outstanding and that none of the OP Units had been redeemed.

19.   We note your disclosure that "[s]hares of common stock may be held through book-entry, as physical certificates or in digital form as Security Tokens." Please disclose whether shareholders may choose to hold tokenized or untokenized shares of common stock, and, if so the process for revoking the relevant form so that the record of an individual share is not duplicated. In addition, please discuss whether under the Maryland General Corporation Law a single class of securities may be held in different forms, including security tokens.

20.   In a separately captioned sub-section, please describe the procedures stockholders must follow to effect a secondary transfer of Security Tokens in order to ensure the transfer is reflected in the records of the Transfer Agent. Specifically discuss:
- the steps an investor must take to open a digital wallet that is compatible with the Security Tokens;
- any transfer restrictions of the Security Tokens and describe the material features of the Transfer Agent's whitelisting procedures, including its AML/KYC procedures;
- whether and, if so, how the Transfer Agent will monitor transfers of Security Tokens for compliance with the federal securities laws, including Rule 144 under the Securities Act;
- how the transfer process complies with the beneficial owner communication rules under the Exchange Act;
- identify the blockchain on which the Security Tokens exist and discuss any network fees ("gas" fees) that investors may have to pay to transfer the Security Tokens;
- the process to remedy discrepancies in the event a transfer has not been reflected in the Transfer Agent's records or if there are discrepancies between the Transfer Agent's distributed ledger and the Transfer Agent's book-entry record;
- that, for purposes of determining the owner of a Security Token in the case of

> discrepancies, the Transfer Agent's record controls and not the wallet location of the Security Token; and
> - whether the Transfer Agent's distributed ledger or the book-entry record will control. Please also revise the relevant risk factors to describe the risks attendant to the Transfer Agent's records and transfer procedures.

21. You state that upon becoming a reporting company under the Exchange Act, you intend to facilitate the trading of the Security Tokens on certain ATSs. In a separately captioned sub-section, please disclose the following:
    - if known, the identity of these "certain" ATSs;
    - to the extent that some investors may hold shares of common stock as opposed to the Security Tokens, whether the untokenized shares will be made available to trade on the ATSs;
    - the circumstances under which you may decide to no longer make the Security Tokens available to trade on the ATSs; and
    - how investors may transfer Security Tokens if not made available to trade on an ATS.

Our Security Token Transfer Agent, page 54

22. You state that your Transfer Agent records the transfer of the Security Tokens using 10XTS software platform technology. Please discuss the Maryland General Corporation Law provisions applicable to the use of blockchain technology for corporate records.

Audited Financial Statements for the Years Ended December 31 2020 and 2019
1. Summary of Significant Accounting Policies
Organization, page F-18

23. We note your disclosure that the financial statements included in your filing are those of the Property Owner. Please expand your disclosure to explain why you have included the financial statements of the Property Owner as those of the registrant. In your response and revised disclosure, please expand on the transaction that resulted in the Property being acquired by the Operating Partnership. Your revised disclosure and response should include a discussion of the major terms of the transaction (including whether the parties to the transaction were related entities), the amount and type of consideration that was transferred and the methodology used to account for the transaction (e.g. business combination, reverse merger, reorganization of entities under common control). Please cite any relevant accounting literature in your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Paul Berkowitz, Esq.